Exhibit 17.1

August 17, 2017

Tenet Healthcare Corporation

1445 Ross Avenue, Suite 1400

Dallas, TX 75202

Attention: Board of Directors

Dear Board Members:

We are writing to confirm our resignation from the Board of Directors of Tenet Healthcare Corporation, effective immediately, due to irreconcilable differences regarding significant matters impacting Tenet and its stakeholders. Prior to joining the Board, and in an even deeper manner today, we developed great respect for the core mission of Tenet in improving health outcomes and for so many of the 130,000 employees of Tenet who are directly engaged daily serving patients and communities in need.

We joined the Board nineteen months ago as nominees of our employer, Glenview Capital Management, in the interests of serving all of Tenet's stakeholders and with a view towards building value for all shareholders. Both we as individuals, and Glenview as an owner, have determined that the most effective way forward to promote strong patient satisfaction and long-term value creation for Tenet is to step off this Board, which also triggers the expiration of Glenview's restrictive "standstill" agreement in 15 days, after which Glenview may evaluate other avenues to be a constructive owner of Tenet. Glenview remains fully committed to its ownership stake in Tenet and its desire to drive improved performance, culture and value.

On a personal note, we both hope that you as individuals have come to respect and appreciate our methodical approach and our genuine desire to work constructively and cooperatively to find mutually agreeable solutions and strategies to enhance Tenet. While our resignation does confirm that this path has been fully exhausted as co-Directors, we all share a continued responsibility to move Tenet forward with urgency and veracity.

Respectfully yours,

/s/ Randy Simpson	/s/ Matt Ripperger
Randy Simpson	Matt Ripperger